Exhibit 99.10

CONSENT OF EXPERT

I hereby consent to the use and reference to my name and my report entitled "Western Copper and Gold Corporation, Casino Project, Form 43-101F1 Technical Report, Feasibility Study, Yukon, Canada, effective June 13, 2022 and issued on August 8, 2022 and portions thereof of and the information derived therefrom, included in or incorporated by reference into Western Copper and Gold Corporation's Annual Report on Form 40-F for the year ended December 31, 2025 and Registration Statement on Form F-10 (File No. 333-283442).

March 25, 2026

/s/ Michael G. Hester, FAusIMM
Michael G. Hester, FAusIMM Independent Mining Consultants, Inc.